# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CNFinance Holdings Ltd., CIK 0001733868
CUSIP: 18979T105
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 22/F, South Finance Center, No.7 Chunrong Road Tianhe District, Guangzhou, China (F4), 510620
Date of event which requires filing of this statement: 05/06/2026
Filed by CIK 0001767822
Persons authorized to receive notices and communications: Kylin Investment Holdings Ltd, c/o Bin Zhai, 22/F, South Finance Center, No.7 Chunrong Road, Tianhe District, Guangzhou, China (F4), 510620, (86)(20)62316688; Bin Zhai, 22/F, South Finance Center, No.7 Chunrong Road, Tianhe District, Guangzhou, China (F4), 510620, (86)(20)62316688

## Reporting persons
- Kylin Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 2,243,949,380; shared voting power 0; sole dispositive power 2,243,949,380; shared dispositive power 0; aggregate amount beneficially owned 2,243,949,380 (66.55% of the class)
  Comment: Note to Row 7, 9, 11: Represents 243,949,380 Class A ordinary shares and 2,000,000,000 Class B ordinary shares directly held by Kylin Investment Holdings Ltd.
  
  Note to Row 13: The percentage calculation is based on 3,371,643,240 ordinary shares, including 1,371,643,240 Class A ordinary shares and 2,000,000,000 Class B ordinary shares, of the Issuer outstanding as of May 6, 2026.
- Bin Zhai (CIK 0001767822): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 40,000,000; shared voting power 2,243,949,380; sole dispositive power 40,000,000; shared dispositive power 2,243,949,380; aggregate amount beneficially owned 2,283,949,380 (66.95% of the class)
  Comment: Note to Row 11: Includes (i) 40,000,000 Class A ordinary shares which may be acquired by Mr. Bin Zhai within 60 days of May 6, 2026 upon exercise of outstanding options granted by the Issuer and (ii) 243,949,380 Class A ordinary shares and 2,000,000,000 Class B ordinary shares directly held by Kylin Investment Holdings Limited. Mr. Bin Zhai holds 50% of the total outstanding shares of Kylin Investment Holdings Limited and serves as its sole director. As a result, Mr. Zhai may be deemed to have the power to direct voting and disposition of the 2,243,949,380 ordinary shares held by Kylin Investment Holdings Limited.
  
  Note to Row 13: The ownership percentage above is calculated based on 3,371,643,240 ordinary shares, including 1,371,643,240 Class A ordinary shares and 2,000,000,000 Class B ordinary shares, of the Issuer outstanding as of May 6, 2026, and 40,000,000 Class A ordinary shares which may be acquired by Mr. Bin Zhai within 60 days of May 6, 2026 upon exercise of outstanding options granted by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: CNFinance Holdings Ltd.
Address of issuer's principal executive offices: 22/F, South Finance Center, No.7 Chunrong Road Tianhe District, Guangzhou, China (F4), 510620

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is being jointly filed by Kylin Investment Holdings Limited and Bin Zhai (the "Reporting Persons").
Residence or business address:
The registered address of Kylin Investment Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The address of Bin Zhai is 22/F, South Finance Center, No.7 Chunrong Road, Tianhe District, Guangzhou City, Guangdong Province, People's Republic of China.
Present principal occupation or employment: Bin Zhai is Chairman and Chief Executive Officer of the Issuer. He also serves as a Director of Kylin Investment Holdings Limited, which is a limited liability company without any substantive operations.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Kylin Investment Holdings Limited is exempt company with limited liability incorporated under the laws of British Virgin Island. Bin Zhai is a citizen of People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4, Item 5 and Item 6 is hereby incorporated by reference into this Item 3.

The aggregate consideration for the acquisition of Ordinary Shares described in Item 5 was US$200,000. The transaction was funded by Kylin Investment Holdings Limited with its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Ordinary Shares. The Reporting Person expects that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

On April 15, 2026, Kylin Investment Holdings Limited entered into a Share Application Form (the "Form") with the Issuer, pursuant to which Kylin Investment Holdings Limited agreed to subscribe for, and the Issuer agreed to issue and sell to Kylin Investment Holdings Limited, 2,000,000,000 Class B ordinary shares, for a total consideration of US$200,000 (the "Transaction"). The Transaction was completed on May 6, 2026. Upon closing of the Transaction, Kylin Investment Holdings Limited beneficially owns 243,949,380 Class A ordinary shares and 2,000,000,000 Class B ordinary shares of the Issuer.

Kylin Investment Holdings Limited is 50% owned by Bin Zhai who also serves as its sole director. Consequently, Bin Zhai may be deemed to beneficially own the Ordinary Shares held by Kylin Investment Holdings Limited.

The following table sets forth the aggregate beneficial ownership of the Reporting Persons following the Transaction:

Kylin Investment Holdings Limited
Class A Ordinary Shares 243,949,380
Class B Ordinary Shares 2,000,000,000
% of Beneficially Ownership (1) 66.55%
% of Aggregate Voting Power (1) 97.27%

Bin Zhai
Class A Ordinary Shares 283,949,380
Class B Ordinary Shares 2,000,000,000
% of Beneficially Ownership (1) 66.95%
% of Aggregate Voting Power (1) 97.28%

Note (1):
The percentage of beneficial ownership of Kylin Investment Holdings Limited is based on 3,371,643,240 ordinary shares, including 1,371,643,240 Class A ordinary shares and 2,000,000,000 Class B ordinary shares, of the Issuer outstanding as of May 6, 2026.

The percentage of beneficial ownership of Bin Zhai is based on 3,411,643,240 ordinary shares, including 1,371,643,240 Class A ordinary shares, 2,000,000,000 Class B ordinary shares, and 40,000,000 Class A ordinary shares which may be acquired by Mr. Bin Zhai within 60 days of May 6, 2026 upon exercise of outstanding options granted by the Issuer.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (20) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Number of shares as to which each person has sole or shared power to vote or dispose:
Kylin Investment Holdings Limited has sole voting and dispositive power over 2,243,949,380 ordinary shares, including 243,949,380 Class A ordinary shares and 2,000,000,000 Class B ordinary shares, of the Issuer reported in this Schedule 13D.

Mr. Bin Zhai has shared voting and dispositive power over 2,243,949,380 ordinary shares of the Issuer directly held by Kylin Investment Holdings Limited and has sole voting and dispositive power over
40,000,000 Class A ordinary shares which may be acquired by Mr. Bin Zhai within 60 days of May 6, 2026 upon exercise of outstanding options granted by the Issuer.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3, Item 4, Item 5 and Item 7 of this Schedule 13D is incorporated by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated May 11, 2026 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Kylin Investment Holdings Limited (filed herewith)
Exhibit 3: Share Application Form, dated April 15, 2026, by Kylin Investment Holdings Limited.

## Signatures
- Kylin Investment Holdings Limited: /s/ Bin Zhai, Bin Zhai /Director (05/11/2026)
- Bin Zhai: /s/ Bin Zhai, Bin Zhai (05/11/2026)